For editorial information:
Chris Huntley
+1 989 636 2876

William H. Weideman Appointed Vice President and Controller for The Dow Chemical Company

MIDLAND-April 13, 2006-The Dow Chemical Company announced today that William H. Weideman has been appointed vice president and controller, effective May 1, 2006.

Weideman, who is currently group finance vice president for Dow's Basic Chemicals and Plastics portfolio, replaces Frank H. Brod, who will be leaving the Company to join Microsoft Corporation as corporate vice president, Finance and Administration and chief accounting officer.

Weideman joined Dow in 1976 as a cost accountant in Midland, Michigan, and held a variety of accounting and controller roles for different Dow businesses before being appointed controller of Texas operations for the Company in 1994. He was named global business controller for Specialty Chemicals in 1996, global finance director for the same business in 1998, and global finance director for Performance Chemicals in 2000. In 2004, Weideman was appointed finance vice president, Chemicals and Intermediates and Dow Ventures. He assumed his current role earlier this year in the wake of the re-alignment of Dow's business portfolio.

Weideman holds a BS in Business Administration (Accounting) from Central Michigan University.

"Through 30 years with Dow, Bill has established an outstanding reputation for his integrity, professionalism, accounting expertise and sharp business acumen," said Geoffery E. Merszei, Dow's executive vice president and chief financial officer.

"His solid track record, his proven leadership abilities and his in-depth understanding of internal control, compliance and governance make him ideally suited to this critical role with the Company. I am delighted that Bill has accepted this key position and I look forward to working closely with him in his new role," said Merszei.

Brod, who leaves Dow on May 1, joined the Company as a cost accountant in Freeport, Texas, in 1975 and held a variety of Finance and Information Technology positions in both Europe and the U.S. before being appointed corporate controller in 2000.

Dow is a diversified chemical company that harnesses the power of science and technology to improve living daily. The Company offers a broad range of innovative products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. Built on a commitment to its principles of sustainability, Dow has annual sales of $46 billion and employs 42,000 people worldwide. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com

®™ Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow